UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 19)*


                            Tikcro Technologies, Ltd.
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                                (Name of Issuer)

                  Ordinary Shares, NIS $.10 par value per share
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                         (Title of Class of Securities)

                                    M8789G100
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                                 (CUSIP Number)

                                Steven N. Bronson
                             Catalyst Financial LLC
                       1 North Federal Highway, Suite 201,
                            Boca Raton, Florida 33432

                                 with a copy to:

                            James A. Prestiano, Esq.
                           631 Commack Road, Suite 2A
                             Commack, New York 11725
                                 (631) 499-6000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 December 13, 2009
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             (Date of Event which Requires Filing of This Statement)

-------------------------

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. M8789G100            SCHEDULE 13D
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1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Steven N. Bronson
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a) [ ]
                                                                 (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    Not Applicable
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
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 NUMBER OF        7    SOLE VOTING POWER

  SHARES               1,198,755
                  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER

  OWNED BY             0
                  --------------------------------------------------------------
   EACH           9    SOLE DISPOSITIVE POWER

 REPORTING             1,198,755
                  --------------------------------------------------------------
  PERSON          10   SHARED DISPOSITIVE POWER

    WITH               0
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,198,755
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)                                                   [ ]

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   14%
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14 TYPE OF REPORTING PERSON (See Instructions)

   IN
--------------------------------------------------------------------------------

CUSIP No. M8789G100            SCHEDULE 13D


Item 1. Security and Issuer.

     Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Steven N. Bronson with respect to the Ordinary Shares NIS $.10 par value ("Ordinary Shares") of Tikcro Technologies, Ltd. (the "Issuer"), remains in full force and effect. The Issuer's principal executive office is located at 126 Yigal Allon Street, Tel Aviv 67443, Israel. The Issuer has previously disclosed that as of May 31, 2009, the Issuer had 8,555,973 Ordinary Shares issued and outstanding.


Item 2. Identity and Background.

     (a) This Amendment No. 19 to Schedule 13D is filed on behalf of Steven N. Bronson.

     (b) Mr. Bronson's business address is 1 North Federal Highway, Suite 201, Boca Raton, Florida 33432.

     (c) Mr. Bronson is the president of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Securities Exchange Act of 1934. The principal place of business of Catalyst is 1 North Federal Highway, Suite 201, Boca Raton, Florida 33432. Mr. Bronson is also the trustee of the Catalyst Financial LLC Profit Sharing Plan Cash Balance Plan F/B/O Steven and Kimberly Bronson (the "CBP Plan") which also maintains its office at 1 North Federal Highway, Suite 201, Boca Raton, Florida 33432.

     (d) Mr. Bronson has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Bronson has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has Mr. Bronson been nor is he now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Bronson is a citizen of the United States of America.


Item 3. Source and Amount of Funds or Other Consideration.

   Not applicable.


Item 4. Purpose of Transaction.

     On December 13, 2009, Mr. Bronson and his spouse, through counsel, sent a letter (the "Letter") to the Board of Directors of the Issuer to, among other things, object to the appointment of the outside directors following the September 1, 2009 general meeting of the shareholders of the Issuer, because the Issuer did not satisfy the requirements of Section 239(b) of the Companies Law. The foregoing is just a summary of the Letter and is subject to and is qualified in its entirety by the full text of the Letter, a copy of which is attached hereto as an Exhibit. The Letter is incorporated herein by reference.

     Mr. Bronson acquired the Ordinary Shares of the Issuer for investment purposes. Mr. Bronson may, for his own account or the CBP Plan: (i) increase or decrease his beneficial ownership of Ordinary Shares or other securities of the Issuer, (ii) sell all or part of his shares of Ordinary Shares in open market or privately negotiated sales or otherwise, or (iii) make further purchases of shares of Ordinary Shares or other securities of the Issuer through open market or privately negotiated transactions or otherwise. Mr. Bronson has not reached any decision with respect to any such possible actions. If Mr. Bronson does reach a decision to undertake any of the above described possible actions, he will, among other things, timely file an appropriate amendment to this Schedule 13D.


Item 5. Interest in Securities of the Issuer.

     (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 1,198,755 shares of the Issuer's Ordinary Shares, representing approximately 14% of the total shares of Ordinary Shares issued and outstanding. The securities of the Issuer beneficially owned by Mr. Bronson include (1) 1,099,083 Ordinary Shares held jointly by Mr. Bronson and his spouse and (2) 99,672 Ordinary Shares held by the CBP Plan.

     (c) Not applicable.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.


Item 7. Material to be Filed as Exhibits.

     None.


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 17, 2009

                                              /s/ Steven N. Bronson
                                              ---------------------------------
                                              STEVEN N. BRONSON


     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).

                                                                         Exhibit

Zvika Barak, Advocate & Solicitor*
Elad Man, Advocate & Solicitor*

Members of the Israel Bar & The Law           MAN-BARAK
Society of England and Wales            ADVOCATES& SOLICITORS

*LL.B., M.B.A.                      In association in England with
                                            McFADDENS LLP

           Menachem Begin St. (Gibor Sport Building) Ramat Gan Israel
                     Tel: +972-3-6114485 Fax: +972-3-6114486
                     e-mail Barak: advbarak@zbarak-law.co.il
                         e-mail Man: elad@man-barak.com


Ardinast, Bar Nathan and Co., Advocates
Museum Tower - 13th floor
4 Berkowitz St. Tel Aviv 64238
Tel Aviv

                                                       Sunday, December 13, 2009

                                                               Without Prejudice

BY REGISTERED MAIL AND FAX: +972-3-7770101

Re: Tikcro Technologies, Ltd. (the "Company")
---------------------------------------------


Dear Sir,

On behalf of our clients, Steven and Kimberly Bronson,and in response to your letter dated November 18, 2009 and its attachments, we wish to address you as follows:


1. After reviewing the results of the votes regarding outside directors appointments, on the annual general shareholder meetings, that took place on the 1.9.2009, it appears that the outside directors were not appointed according to law and their appointment is void.





                 Associated Office - McFaddens LLP, City Tower,
                  40 Basinghall Street, London EC2V 5DE England
                Tel: +44 (0)20 7588 9080 Fax: +44 (0)20 7588 8988

                Regulated by the Solicitors Regulation Authority

                           website: www.man-barak.com

2.   Section 239(b) of the companies law, states clearly that:

     239. (a) Two outside directors shall hold office in a public company.

          (b) The outside directors shall be appointed by the general meeting, provided that one of the following conditions prevails:

               (1) in counting the votes of the majority at the general meeting at least one-third of all the votes of shareholders who are not holders of control in the company or representatives of such persons, present at the time of voting are included; in counting the total votes of such shareholders, abstentions shall not be taken into account;

               (2) the total number of votes opposing the appointment from among the shareholders referred to in paragraph (1) shall be no greater than one percent of the total voting rights in the company.

          (c) The Minister may prescribe different rates from the rate provided in subsection (b)(2).

          (d) In a company in which, on the date of appointment of an outside director, all members of the board of directors of the company are of one gender, the outside director appointed shall be of the other gender.

3.   On the vote to appoint outside directors, the results were as follows:

         External Director Liat Hadad
         For: 2,954,199       Against: 2,191,498      Abstain: 194

         External Director Yiftach Atir
         For: 2,954,119       Against: 2,191,532      Abstain: 240

         These results should be examined together with the share holding details and votes of Mr. Tamir, Paneth and Boim, Holding together approx. 2,761,565 shares included in the vote.

4. In light of the results of the votes, it is clear that both conditions were not met. Therefore it is our client position that the appointments of outside directors are effectively void and a new shareholders meeting and votes on this matter should be conducted promptly.

5. Also please note that any decisions by the board taken without amending this fundamental fault are also not valid and cannot bind the company.

6. Also, in your letter, you did not provide any reason or explanation for not giving the full information and details regarding the procedure taken by the company, to authorize the fee agreement signed on the 9.8.2009, with regards to the litigation our clients' claim. Note that as this fee agreement is referring to additional defendants and not only to the company itself, it involves issues of dealing with interested parties.

7. The above applies also to any existing information regarding actual payments made by the company in connection to this fee agreement and on behalf of whom it was made.

8. Anything said or not said in this letter, will not undermine any of our clients' rights, nor it can be used as an admission regarding any claim or detail presented by your clients.




Yours faithfully,


ELAD MAN, Advocate